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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                  VERSATA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Common Stock, Par Value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                  925298200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                  Marc D. Hauser
                  Equity Group Investments, L.L.C.
                  2 North Riverside Plaza, Suite 600
                  Chicago, Illinois 60606
                  312-466-3281
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                  August 18, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 925298200               13D/A                     Page 2 of 12 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

ZF Partners, LP      FEIN: 35-2214127
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  567,700
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           567,700
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
567,700
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
6.99% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
PN
--------------------------------------------------------------------------------

(1) Calculated based upon 8,122,069 shares of Common Stock outstanding as of May 28, 2004, as reported by the Issuer on its Form 10-Q filed on June 14, 2004.

CUSIP No. 925298200               13D/A                     Page 3 of 12 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

ZF Ventures, L.L.C.           FEIN: 37-1473537
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  567,700
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           567,700
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
567,700
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
6.99% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
OO
--------------------------------------------------------------------------------

(1) Calculated based upon 8,122,069 shares of Common Stock outstanding as of May 28, 2004, as reported by the Issuer on its Form 10-Q filed on June 14, 2004.

CUSIP No. 925298200               13D/A                     Page 4 of 12 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (02-04) Investors, L.L.C.   FEIN:  40-0002819
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7. Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  567,700
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           567,700
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
567,700
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
6.99% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
OO
--------------------------------------------------------------------------------

(1) Calculated based upon 8,122,069 shares of Common Stock outstanding as of May 28, 2004, as reported by the Issuer on its Form 10-Q filed on June 14, 2004.

CUSIP No. 925298200               13D/A                     Page 5 of 12 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

EGI-Managing Member (02-04), L.L.C.   FEIN:  40-0002816
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  567,700
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           567,700
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
567,700
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
6.99% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
OO
--------------------------------------------------------------------------------

(1) Calculated based upon 8,122,069 shares of Common Stock outstanding as of May 28, 2004, as reported by the Issuer on its Form 10-Q filed on June 14, 2004.

CUSIP No. 925298200               13D/A                     Page 6 of 12 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

SZ Investments, L.L.C.   FEIN:  36-4150443
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  567,700
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           567,700
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
567,700
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
6.99% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
OO
--------------------------------------------------------------------------------

(1) Calculated based upon 8,122,069 shares of Common Stock outstanding as of May 28, 2004, as reported by the Issuer on its Form 10-Q filed on June 14, 2004.

CUSIP No. 925298200               13D/A                     Page 7 of 12 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Chai Trust Company, L.L.C.   FEIN: 36-6934216
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  567,700
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           567,700
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
567,700
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
6.99% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
OO
--------------------------------------------------------------------------------

(1) Calculated based upon 8,122,069 shares of Common Stock outstanding as of May 28, 2004, as reported by the Issuer on its Form 10-Q filed on June 14, 2004.

CUSIP No. 925298200               13D/A                     Page 8 of 12 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

SLF Partners, LLC  FEIN: 20-0183973
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  567,700
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           567,700
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
567,700
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
6.99% (1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
OO
--------------------------------------------------------------------------------

(1) Calculated based upon 8,122,069 shares of Common Stock outstanding as of May 28, 2004, as reported by the Issuer on its Form 10-Q filed on June 14, 2004.

CUSIP No. 925298200               13D/A                     Page 9 of 12 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Steven L. Fingerhood
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                32,000
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  567,700
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  32,000
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           567,700
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
599,700
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
7.38% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
IN
--------------------------------------------------------------------------------

(1) Calculated based upon 8,122,069 shares of Common Stock outstanding as of May 28, 2004, as reported by the Issuer on its Form 10-Q filed on June 14, 2004.

CUSIP No. 925298200               13D/A                     Page 10 of 12 Pages

ITEM 1.   Security and Issuer

This Schedule 13D/A relates to the common stock, par value $0.001 per share ("Common Stock"), of Versata, Inc., a Delaware corporation (the "Issuer"). Issuer's principal executive office is located at 300 Lakeside Drive, Oakland, California 94612. Items 2-7 of the Schedule 13D are amended and restated in their entirety as follows:

ITEM 2. Identity and Background

(a)-(c) ZF Partners, LP ("Purchaser") is a Delaware limited partnership. The general partner of the Purchaser is ZF Ventures, L.L.C., a Delaware limited liability company ("General Partner"). The two members of the member-managed General Partner are EGI-Fund (02-04) Investors, L.L.C., a Delaware limited liability company ("Fund 02-04"), and SLF Partners, LLC, a Delaware limited liability company ("SLF Partners").

EGI-Managing Member (02-04), L.L.C. is a Delaware limited liability company and the managing member of Fund 02-04 ("Managing Member"). SZ Investments, L.L.C. ("SZ Investments") is a Delaware limited liability company and the managing member of Managing Member.

Purchaser has no executive officers. The executive officers of Fund 02-04, Managing Member and SZ Investments are as follows:

- Samuel Zell - President; Chairman of the Board of Directors of Equity Group Investments, L.L.C. ("EGI")
- Donald J. Liebentritt - Vice President; President of EGI
- William C. Pate - Vice President; Managing Director of EGI
- Philip Tinkler - Treasurer; Vice President and Treasurer of EGI

SZ Investments is indirectly owned by various trusts established for the benefit of Samuel Zell and his family. The trustee of each of those trusts is Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai Trust"; together with Fund 02-04, Managing Member and SZI, the "EGI Entities").

The officers and directors of Chai Trust are as follows:

- Bert Cohen is a Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 181 North Carmelina Avenue, Los Angeles, California 90049.
- Kellie Zell Harper is a Director of Chai Trust and also works as a homemaker.
- Donald J. Liebentritt is the President and a Director of Chai Trust.
- Leah Zell Wanger is a Director of Chai Trust. Ms. Wanger also is a co-owner and co-manager of Wanger Asset Management, the registered advisor for the Acorn Mutual Funds, whose business address is 227 West Monroe Street, Suite 300, Chicago, Illinois 60603.
- JoAnn Zell Gillis is a Director of Chai Trust. Mrs. Zell Gillis is a physician.
- Matthew Zell is a Director of Chai Trust and an employee of EGI.
- Robert M. Levin is a Senior Trust Officer of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.
- James Bunegar is Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI.

The  business  address of each EGI  Entity,  Samuel  Zell,  Donald  Liebentritt,
William Pate, Philip Tinkler, Kellie Zell Harper, JoAnn Zell Gillis, Matthew Zell James Bunegar is Two North Riverside Plaza, Chicago, Illinois 60606.

The founder and managing member of SLF Partners is Steven L. Fingerhood ("Fingerhood"; together with SLF Partners and the EGI Entities, the "Reporting Persons"). The business address of each of SLF Partners and Fingerhood are 132 Sunnyside Avenue, Mill Valley, California 94941.

(d) and (e) None of the Reporting Persons, nor any of their respective executive officers or directors, if any, has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the Reporting Persons and their respective executive officers and directors, if any, are United States citizens.

CUSIP No. 925298200               13D/A                     Page 11 of 12 Pages

ITEM 3. Source and Amount of Funds or Other Consideration

Between June 26, 2003 and May 6, 2004, Purchaser acquired 482,800 shares of Common Stock in open market purchases in a price range of $1.6363 to $2.15 per share, at an average purchase price of $1.86 per share, for a total purchase price of $896,089.29. The source of all such purchases was Purchaser's working capital.

Between April 25, 2003 and June 18, 2003, Fingerhood personally acquired 32,000 shares of Common Stock in open market purchases in a price range of $1.20 to $1.71 per share, at an average purchase price of $1.54 per share, for a total purchase price of $49,300.00. The source of all such purchases was Fingerhood's working capital.

Between May 7, 2004 and August 18, 2004, Purchaser acquired an additional 84,900 shares of Common Stock in open market purchases in a price range of $1.4607 to $2.00 per share, at an average purchase price of $1.7293 per share, for a total purchase price of $146,820.99. The source of all such purchases was Purchaser's working capital.

ITEM 4. Purpose of the Transaction

Purchaser acquired the Common Stock through open market purchases for investment purposes. Purchaser intends to review continuously its position in Issuer. Purchaser reserves the right to sell or otherwise dispose of some or all of the securities of Issuer beneficially owned by it in the open market, in privately negotiated transactions, through derivative transactions or otherwise, or to acquire additional securities of Issuer, in the open market, in privately negotiated transactions or otherwise, in each case, depending upon market conditions and other factors.

Fingerhood acquired the Common Stock through open market purchases for investment purposes. Fingerhood intends to review continuously his position in Issuer. Fingerhood reserves the right to sell or otherwise dispose of some or all of the securities of Issuer beneficially owned by him in the open market, in privately negotiated transactions, through derivative transactions or otherwise, or to acquire additional securities of Issuer, in the open market, in privately negotiated transactions or otherwise, in each case, depending upon market conditions and other factors.

ITEM 5. Interest in Securities of Issuer

(a) and (b) To the best knowledge of each of the Reporting Persons, there were 8,122,069 shares of Common Stock outstanding as of May 28, 2004, as reported by the Issuer on its Form 10-Q filed on June 14, 2004. Purchaser and each of the other Reporting Persons share beneficial ownership and dispositive and voting power of 567,700 shares of Common Stock, representing 6.99% of Issuer's issued and outstanding Common Stock.

Fingerhood holds sole beneficial ownership and dispositive and voting power of 32,000 shares of Common Stock, representing 0.39% of Issuer's issued and outstanding Common Stock.

(c) Except as set forth above in Items 3 and 4, during the last 60 days no other transactions in Issuer's Common Stock or were effected by any of the reporting persons.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

None

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement dated as of April 23, 2004 made among the Reporting Persons*

Exhibit 2 Powers of Attorney dated as of April 23, 2004 made by Fingerhood in favor of certain individuals to file on behalf of Fingerhood and SLF Partners*

*Attached to Schedule 13D filed May 7, 2004.

CUSIP No. 925298200               13D/A                     Page 12 of 12 Pages

                                    SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: August 18, 2004

-ZF PARTNERS, LP
  By: ZF Ventures, L.L.C., its general partner
   By: EGI-Fund (02-04) Investors, L.L.C., a member

    By: /s/ DONALD J. LIEBENTRITT
    -------------------------------------
         Donald J. Liebentritt, Vice President

   By: SLF Partners, LLC, a member

    By: /s/ STEVEN L. FINGERHOOD
    -------------------------------------
         Steven L. Fingerhood, Member

- ZF VENTURES, L.L.C.
    By: EGI-Fund (02-04) Investors, L.L.C., a member

     By: /s/ DONALD J. LIEBENTRITT
     -------------------------------------
         Donald J. Liebentritt, Vice President

    By: SLF Partners, LLC, a member

     By: /s/ STEVEN L. FINGERHOOD
     -------------------------------------
         Steven L. Fingerhood, Member


-EGI-FUND (02-04) INVESTORS, L.L.C.
-EGI-MANAGING MEMBER (02-04), L.L.C.
-SZ INVESTMENTS, L.L.C.

     Each by: /s/ DONALD J. LIEBENTRITT
     -------------------------------------
         Donald J. Liebentritt, Vice President


-CHAI TRUST COMPANY, L.L.C.

     By: /s/ DONALD J. LIEBENTRITT
     -------------------------------------
       Donald J. Liebentritt, President


-SLF PARTNERS, LLC

     By: /s/ STEVEN L. FINGERHOOD
     -------------------------------------
         Steven L. Fingerhood, Member


 /s/ STEVEN L. FINGERHOOD
 -------------------------------------
-STEVEN L. FINGERHOOD


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)